ROBERT A.  FORRESTER

ATTORNEY AT LAW

1755 NORTH COLLINS BLVD.,

SUITE 360

RICHARDSON, TX 75080

(972) 437-9898

 Fax (972) 480-8406

raforrester@sbcglobal.net

October 14, 2011

Michael McTiernan

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

Medical Hospitality Group, Inc.

File No. 333-174533

Form S-11

Dear Mr. McTiernan:

On behalf of Medical Hospitality Group, Inc. (the “Company”), I am filing contemporaneously Amendment No. 3 to the Company’s Registration Statement on Form S-11 (the “Registration Statement”) relating to sale of certain securities of the Company.

Please note that we have had several discussions with Rochelle Plesset of the staff of the Division of Investment Management. While their review is not complete as of this filing, we have included changes discussed with that division and do not anticipate significant further changes.These changes are included in the marked copy accompanying this filing.

Our responses to the comment letter dated September 1, 2011, are as follows:

We may be able to pay or maintain cash distributions…, page 11

1. Given that you have no operating assets or history of generating net income, please remove the reference to your projected dividend rate.

Complied with

Financial Statements

General

2. It appears your financial statements require updating. Please revise your filing to include updated financial statements.

Complied with

Michael McTiernan, Assistant Director

United States Securities and Exchange Commission

October 14, 2011

Please do not hesitate to contact me if I can aid the staff’s review in any manner.

Very truly yours,

Robert A. Forrester